7)   Fund Mergers

     On September 17, 2003 the shareholders of the SYM Select Growth Fund approved the agreement and plan of reorganization providing for the acquisition of the SYM Select Growth Fund by the Hennessy Focus 30 Fund. On September 18, 2003 the merger was transacted. The following table illustrates the specifics of the merger:


     Acquired          Shares issue to     Acquiring   Combined    Tax Status
     Fund              Shareholders of     Fund Net    Net         of
     Net Assets        Acquired Fund       Assets      Assets      Transfer
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     34,685,965 (1)    4,290,875              -        34,685,965  Non-taxable


     (1) Includes capital loss carryovers, post-October loss deferrals, and unrealized appreciation in the amount of $9,053,880, $954,302 and $75,600 respectively.